OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-56101
CUSIP NUMBER 87621P209

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	June 30, 2021

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Taronis Fuels, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

24980 N. 83rd Avenue, Suite 100
Address of Principal Executive Office (Street and Number)

Peoria, AZ 85383
City, State and Zip Code

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Taronis Fuels, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (the “Quarterly Report”) for the period ended June 30, 2021 (the “Reporting Period”) by the August 16, 2021 filing due date applicable to non-accelerated filers because the Registrant requires additional time to complete its financial statements and related disclosures to be included in the Quarterly Report. On March 31, 2021, the Registrant filed with the SEC a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”). Further, on April 12, 2021, the Registrant filed with the SEC a Form 8-K disclosing that the Registrant is working to complete a restatement of, and file amended financial statements for, the year ended December 31, 2019 and the first three quarters of 2020. That work is ongoing. The Registrant will not be in a position to file the Quarterly Report until after the restatement has been completed and financial statements for the 2020 Form 10-K have been finalized.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mary Pat Thompson	(866)	370-3835
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No
Annual Reporting on Form 10-K for the fiscal year ended December 31, 2020; Quarterly Report on Form 10-Q for the period ended March 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Registrant disclosed in its Current Report on Form 8-K filed with the SEC on April 12, 2021, the Registrant is working to complete a restatement of, and file amended financial statements with the SEC for, the year ended December 31, 2019 and the first three quarters of 2020. That work is ongoing and the Registrant is not able as of the date of this Notification of Late Filing on Form 12b-25 to quantify the impact this will have on the earnings statements to be included in the Quarterly Report.

Taronis Fuels, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 3, 2021	By	/s/ Mary Pat Thompson
Mary Pat Thompson
Chief Financial Officer and Treasurer